EXHIBIT 99.1

Dear Shareholders of Cream Minerals Ltd.:

Endeavour Silver Corp. (the “Offeror”) is offering to purchase all of the issued and outstanding common shares (the “Shares”) of Cream Minerals Ltd. (“Cream”), including any Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as hereinafter defined) upon the conversion, exchange or exercise of any currently outstanding securities of Cream that are convertible into or exchangeable or exercisable for Shares (the “Offer”).

Offer Price

Cdn.$0.12 in cash for each Common Share

Reasons to Accept the Offer

Endeavour believes that Cream Shareholders will receive the following significant benefits from the Offer:

•
Significant Premium: The offer price of Cdn.$0.12 per Share represents a premium of 76% over the average closing price of the Shares of $0.068 for the ten trading days ended September 24, 2010, a premium of 62.5% over the closing trading price of $0.075 on September 24, 2010, the last trading day prior to the announcement of the Offer, and a significant premium over the average trading price of the Shares over the past two years.

•	Full Value Incorporating Upside Potential: The Offer provides full value for Cream and its main asset, the Nuevo Milenio Property.

•
Immediate Liquidity; No Further Dilution: The Offer provides Shareholders with a means of realizing immediate value and liquidity without delay at a substantial premium and without assuming the risks and dilution associated with further exploration and development of the Nuevo Milenio Property.  In the past year during the period of the option to joint venture with Roca Mines Inc., Cream shareholders suffered 35% dilution and Cream continues to have approximately $2 million in debt and negative working capital.

•
Risk of Cream Financial Position: Cream’s financial statements advise that Cream’s “ability to continue as a going concern is contingent on its ability to obtain additional financing … [and] is dependent upon the continuing financial support of related parties and shareholders or obtaining financing to continue exploration and/or development of its mineral interests and to meet its administrative overhead costs”.  In light of Cream’s current financial position, the Offer is an attractive alternative compared to further Shareholder dilution which would result from Cream’s need for funds to pay debts and to finance further exploration or development of the Nuevo Milenio Property.

•
Risk of Cream Resource Disclosure: Cream’s mineral resources as disclosed in their National Instrument 43-101 (“NI 43-101”) reports on the Nuevo Milenio Property were prepared by Cream’s second largest shareholder and a Director, not by independent consultants as required under NI 43-101.  In Endeavour’s opinion, the resources are not compliant with NI 43-101 and a substantial amount of work will be required to confirm resources in compliance with NI 43-101.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 A.M. (PACIFIC TIME) ON NOVEMBER 9, 2010 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY THE OFFEROR.

Shareholders are encouraged to carefully read the takeover bid circular dated October 4, 2010 for full details and conditions of the Offer.  Time is of the essence.  Holders who wish to tender their Shares should act as soon as possible to ensure the Depositary has received validly tendered shares no later than the Expiry Time.

Should you have any questions about the premium offered or how to tender your shares, please contact the information agent Laurel Hill Advisory Group toll free at 1-877-304-0211 North American (collect 416-304-0211 outside North America) or by email at assistance@laurelhill.com.

Yours sincerely,

ENDEAVOUR SILVER CORP.

per:
Bradford J. Cooke
Chairman and Chief Executive Officer